                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         Century Business Services, Inc.
                         -------------------------------
                       (Name of Subject Company (Issuer))

                         Century Business Services, Inc.
                         -------------------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           (Title of Class Securities)

                                    156490104
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)

                               Michael W. Gleespen
                     Corporate Secretary and General Counsel
                         Century Business Services, Inc.
                           6050 Oak Tree Blvd., South
                                    Suite 330
                               Cleveland, OH 44131
                                 (216) 447-9000
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Paul A. Belvin, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

                            CALCULATION OF FILING FEE
 ------------------------------------------------------------------------------
      Transaction Valuation*                        Amount of Filing Fee
 ------------------------------------------------------------------------------
           $37,500,000                                    $4,751.25
 ------------------------------------------------------------------------------

* For purposes of calculating the filing fee only, this amount is based on the purchase of 7,500,000 outstanding shares of Common Stock at the tender offer price of $5.00 per share.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     N/A                    Filing Party: :                     N/A
                             ------------------------------                           ------------------------

Form or Registration No.:                    N/A                   Date Filed: :                     N/A
                             -------------------------------                          ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                  This Tender Offer Statement on Schedule TO relates to the offer by, Century Business Services, Inc. a Delaware corporation (the "Purchaser"), to purchase up to 7,500,000 shares of its Common Stock, par value $0.01 per share (the "Shares"), at a price of $5.00 per Share, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated March 4, 2004 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer."

                  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1.           SUMMARY TERM SHEET.

                  The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

                  (a) and (b) The information set forth in the section of the Offer to Purchase captioned "Section 10 - Certain Information Concerning CBIZ" is incorporated herein by reference.

                   (c) The information set forth in the section of the Offer to Purchase captioned "Section 8 -- Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a) This Tender Offer Statement is filed by the Purchaser. The information set forth in the section of the Offer to Purchase captioned "Section 11 -- Interest of Directors and Executive Officers; Transactions and Agreements Concerning Shares" is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTION.

                  (a) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet," "Section 1 -- Number of Shares; Proration," "Section 3 -- Procedures for Tendering Shares," "Section 4 -- Withdrawal Rights," "Section 5 -- Purchase of Shares and Payment of Purchase Price" and "Section 13 -- U.S. Federal Income Tax Consequences" and in the Letter of Transmittal is incorporated herein by reference.

                  (b) The information set forth in the section of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Plans and Proposals" is incorporated herein by reference.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (e) The information set forth in the section of the Offer to Purchase captioned "Section 11 -- Interest of Directors and Executive Officers; Transactions and Agreements Concerning Shares" is incorporated herein by reference.

ITEM 6.           PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (a)-(c) The information set forth in the section of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Plans and Proposals" is incorporated herein by reference.

ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) and (b) The information set forth in the section of the Offer to Purchase captioned "Section 9 -- Source and Amount of Funds" is incorporated herein by reference.

                  (d) The information set forth in the section of the Offer to Purchase captioned "Section 10 -- Certain Information Concerning CBIZ" is incorporated herein by reference.

ITEM 8.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) and (b) The information set forth in the section of the Offer to Purchase captioned "Section 11 -- Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                  (a) The information set forth in the section of the Offer to Purchase captioned "Section 15 -- Fees and Expenses" is incorporated herein by reference.

ITEM 10.          FINANCIAL STATEMENTS.

                  (a) and (b)  Not applicable.

ITEM 11.          ADDITIONAL INFORMATION.

                  The information set forth in the section of the Offer to Purchase captioned "Section 12 -- Legal Matters; Regulatory Approvals" is incorporated herein by reference.

                  (a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.          EXHIBITS.


(a)(1)(i)       Offer to Purchase.

(a)(1)(ii)      Letter of Transmittal.

(a)(2)          Not Applicable.

(a)(3)          Not Applicable.

(a)(4)          Not Applicable.

(a)(5)(i)       Notice of Guaranteed Delivery.

(a)(5)(ii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iv) Letter to Participants in the CBIZ Business Services Employee Stock Investment Plan.

(a)(5)(v)       Summary Advertisement published on March 4, 2004 in The New
                York Times.

(a)(5)(vi) Press release dated March 4, 2004 announcing the commencement of the Offer.

(b)(i) Amended and Restated Credit Agreement dated as of September 26, 2002 among Century Business Services, Inc., as Borrower, Bank of America, N.A., as Agent, Issuing Bank and Swing Line Bank, and other Financial Institutions Party Hereto (Incorporated by reference to Exhibit 10.10 of Century Business Services, Inc. Annual Report on Form 10-K filed on March 27, 2003 (Commission File Number 0-25890)).

(b)(ii) Amendment No. 1 to the Amended and Restated Credit Agreement executed and delivered as of June 6, 2003 by and among Century Business Services, Inc., each of the Guarantors named as signatories therein, the several financial institutions from time to time party to the Amended and Restated Credit Agreement and Bank of America, N.A., as administrative agent for the Lenders (Incorporated by reference to Exhibit (b)(ii) of Century Business Services, Inc. Schedule TO filed on June 10, 2003 (Commission File Number 0-25890)).

(b)(iii) Amendment No. 2 to the Amended and Restated Credit Agreement executed and delivered March 3, 2004 by and among Century Business Services, Inc., each of the Guarantors named as signatories therein, the several financial institutions from time to time party to the Amended and Restated Credit Agreement as further amended by Amendment No. 1 thereto and Bank of America, N.A., as administrative agent for the Lenders.


(d)             Not applicable.

(g)             Not applicable.

(h)             Not applicable

Other           Not applicable



ITEM 13.        ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13e-3.


                Not Applicable.

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           CENTURY BUSINESS SERVICES, INC.



Dated: March 4, 2004

                           By: /s/ Michael W. Gleespen
                               ----------------------------------------------
                               Name: Michael W. Gleespen
                               Title: Corporate Secretary and General Counsel

                                  EXHIBIT INDEX

EXHIBIT NUMBER       DESCRIPTION
--------------       -----------

(a)(1)(i)            Offer to Purchase.

(a)(1)(ii)           Letter of Transmittal.

(a)(5)(i)            Notice of Guaranteed Delivery.

(a)(5)(ii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iv) Letter to Participants in the CBIZ Business Services Employee Stock Investment Plan.

(a)(5)(v)            Summary Advertisement published on March 4, 2004 in the
                     New York Times.

(a)(5)(vi) Press release dated March 4, 2004 announcing the commencement of the Offer.

(b)(i) Amended and Restated Credit Agreement dated as of September 26, 2002 among Century Business Services, Inc., as Borrower, Bank of America, N.A., as Agent, Issuing Bank and Swing Line Bank, and other Financial Institutions Party Hereto (Incorporated by reference to Exhibit 10.10 of Century Business Services, Inc. Annual Report on Form 10-K filed on March 27, 2003 (Commission File Number 0-25890)).

(b)(ii) Amendment No. 1 to the Amended and Restated Credit Agreement executed and delivered as of June 6, 2003 by and among Century Business Services, Inc., each of the Guarantors named as signatories therein, the several financial institutions from time to time party to the Amended and Restated Credit Agreement and Bank of America, N.A., as administrative agent for the Lenders (Incorporated by reference to Exhibit b)(ii) of Century Business Services, Inc. Schedule TO filed on June 10, 2003 (Commission File Number 0-25890)).

(b)(iii) Amendment No. 2 to the Amended and Restated Credit Agreement executed and delivered March 3, 2004 by and among Century Business Services, Inc., each of the Guarantors named as signatories therein, the several financial institutions from time to time party to the Amended and Restated Credit Agreement as further amended by Amendment No. 1 thereto and Bank of America, N.A., as administrative agent for the Lenders.